UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Owlet, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

69120X 107

(CUSIP Number)

Amy McCullough

c/o Trilogy Equity Partners, LLC

155 108th Ave NE, Suite 400

Bellevue, WA 98004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 69120X 107

1.	Name of Reporting Person: Trilogy Equity Partners, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 2,493,225
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 2,493,225
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,493,225 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 18.7% (2)
14.	Type of Reporting Person: OO

(1)

Represents the following securities held directly by the Reporting Person: (i) 880,999 shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (“Common Stock”), (ii) 158,309 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock, pursuant to an investment agreement entered into as of February 17, 2023 (the “2023 Investment Agreement”), (iii) 712,915 shares of Common Stock issuable upon exercise of a warrant issued February 17, 2023 (the “2023 Warrant”), with an exercise price of $4.662, purchased by the Reporting Person pursuant to the 2023 Investment Agreement and the 2023 Warrant, (iv) 296,401 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock, pursuant to an investment agreement entered into as of February 25, 2024 (the “2024 Investment Agreement”), and (v) 444,601 shares of Common Stock issuable upon the exercise of a warrant issued February 29, 2024 (the “2024 Warrant”), with an exercise price of $7.7125, purchased by the Reporting Person pursuant to the 2024 Investment Agreement and the 2024 Warrant.

(2)

Calculations of the percentage of the shares of Common Stock beneficially owned assumes (i) 11,710,310 shares of Common Stock outstanding as of August 20, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission (the “SEC”) on August 22, 2024, (ii) 158,309 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock purchased by the Reporting Person pursuant to the 2023 Investment Agreement, (iii) 712,915 shares of Common Stock issuable upon the exercise of the 2023 Warrant purchased by the Reporting Person pursuant to the 2023 Investment Agreement and the 2023 Warrant, (iv) 296,401 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock purchased by the Reporting Person pursuant to the 2024 Investment Agreement described herein, and (v) 444,601 shares of Common Stock issuable upon the exercise of the 2024 Warrant warrants purchased by the Reporting Person pursuant to the 2024 Investment Agreement and the 2024 Warrant.

Item 1.	Security and Issuer

This amendment (“Amendment No. 3”) amends the Schedule 13D originally filed with the SEC on July 29, 2021, Amendment No. 1 filed with the SEC on February 23, 2023, and Amendment No. 2 filed on March 1, 2024 (collectively, the “Schedule”), and relates to the Class A Common Stock, par value $0.0001 per share (the “Common Stock”) of Owlet, Inc., a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and replaced in its entirety as follows:

(a)

Trilogy Equity Partners, LLC, a Delaware limited liability company (the “Reporting Person”) beneficially owns 2,493,225 shares of Common Stock, or approximately 18.7% of the outstanding Common Stock. This percentage is based on the assumption of (i) 11,710,310 shares of Common Stock outstanding as of August 20, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on August 22, 2024, (ii) 158,309 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock purchased by the Reporting Person pursuant to the 2023 Investment Agreement, (iii) 712,915 shares of Common Stock issuable upon the exercise of the 2023 Warrant purchased by the Reporting Person pursuant to the 2023 Investment Agreement and the 2023 Warrant, (iv) 296,401 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock purchased by the Reporting Person pursuant to the 2024 Investment Agreement, and (v) 444,601 shares of Common Stock issuable upon the exercise of the 2024 Warrant purchased by the Reporting Person pursuant to the 2024 Investment Agreement and the 2024 Warrant.

(b)	The Reporting Person, has the sole power to vote and dispose, or direct the voting or disposition, of all shares of the Common Stock held by it.

(c)

On August 20, 2024, the Reporting Person converted 1,631 shares of Series A Convertible Preferred Stock purchased pursuant to the 2023 Investment Agreement at an exchange ratio of 145.7726. The 1,631 shares of Series A Convertible Preferred Stock converted into the right to receive, in the aggregate, 237,755 shares of Common Stock, rounded down to the nearest whole share.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2024	TRILOGY EQUITY PARTNERS, LLC

/s/ Amy McCullough
Name: Amy McCullough Title: President, Managing Director

Attachment A

Information regarding each executive officer and managing member of the Reporting Person.

Name, Title	Owlet, Inc. Class A Common Stock beneficially owned	Address	Principal Occupation	Citizenship
John Stanton, Manager	728,569	155 108th Ave NE, Suite 400 Bellevue, WA 9800	Investor	USA
Theresa Gillespie, Manager	666,695	155 108th Ave NE, Suite 400 Bellevue, WA 9800	Investor	USA
Mikal Thomsen, Manager		155 108th Ave NE, Suite 400 Bellevue, WA 9800	Investor	USA
Peter van Oppen, Manager		155 108th Ave NE, Suite 400 Bellevue, WA 9800	Investor	USA
Amy McCullough, President and Managing Director		155 108th Ave NE, Suite 400 Bellevue, WA 9800	Investor	USA